Sub-Item 77C

THE DREYFUS/LAUREL FUNDS TRUST

Dreyfus Core Value Fund

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders (the “Meeting”) of Dreyfus Core Value Fund (the “Fund”), a series of The Dreyfus/Laurel Funds Trust was held on August 11, 2011. Out of a total of 14,617,221.082 of the Fund’s shares of beneficial interest (“Shares”) outstanding and entitled to vote at the Meeting, a total of 8,730,992.404 of the Fund’s Shares were represented at the Meeting, in person or by proxy. The following matter was duly approved by vote of the holders of the Fund’s outstanding Shares as follows:

The Agreement and Plan of Reorganization, dated April 12, 2011 attached as Exhibit A to Dreyfus Core Value Fund’s Prospectus/Proxy Statement dated May 23, 2011, between The Dreyfus/Laurel Funds Trust, on behalf of Dreyfus Core Value Fund, and Advantage Funds, Inc., on behalf of Dreyfus Strategic Value Fund, and the transactions provided for therein, including the transfer of all of the assets, subject to liabilities, attributable to Class A, Class B, Class C, Class I and Institutional shares of Dreyfus Core Value Fund to Dreyfus Strategic Value Fund, in exchange for Class A, Class B, Class C and Class I shares of Dreyfus Strategic Value Fund, having an aggregate net asset value equal to the value of Dreyfus Core Value Fund’s net assets and the assumption of Dreyfus Core Value Fund’s stated liabilities by Dreyfus Strategic Value Fund, the distribution of such shares to holders of Class A, Class B, Class C, Class I and Institutional shares of Dreyfus Core Value Fund, with holders of Institutional shares of Dreyfus Core Value Fund to receive Class I shares of Dreyfus Strategic Value Fund, in liquidation of Dreyfus Core Value Fund, and the subsequent termination of Dreyfus Core Value Fund as a series of The Dreyfus/Laurel Funds Trust, hereby are approved.

Affirmative Votes         Negative Votes                  Abstained

7,673,166.266               471,625.143                       586,200.995